November 28, 2006

Mail Stop 4561

Julie DeMatteo
President and Chief Executive Officer
UBS Managed Futures LLC (Aspect Series)
c/o UBS Managed Fund Services Inc.
One North Wacker Drive, 31st Floor
Chicago, IL 60606

Re: UBS Managed Futures LLC (Aspect Series)
Form 10
Filed on November 2, 2006
File No. 0-52192

Dear Ms. DeMatteo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1: Business

(a) General Development of business, page 3

1.   Please describe further the basis of your Sponsor's belief that one series will not be liable for the obligations of another series, as indicated in the second paragraph on page 3.

(c) Narrative description of business, page 4

2.	We note your new disclosure in response to our prior comment number 5. Please expand your disclosure in the final paragraph on page 5 to define "aggregate signal."

The Offering, page 8

3.	Refer to the third paragraph on page 14. Please clarify who will forfeit the reduction of performance fees otherwise due in respect to future profits if a member exchanges units at a time when the new net trading profits are below the high water mark.

Item 1. Business

Financial Terms, page 14

4.	We have reviewed your revision made in response to prior comment 33. While we note that you have disclosed that the Sponsor is to be paid with proceeds from the initial issuance of the units, please clarify whether the Series is only required to repay these fees to the Sponsor in the event of a successful offering. If otherwise, the obligation to repay the organizational and offering costs should be reflected in your balance sheet.

5.	We have reviewed your revisions made in response to prior comment 34. Your disclosure still indicates that you intend to account for organizational and offering costs in a manner that is contrary to generally accepted accounting principals. Please note that you are required to follow generally accepted accounting principals and that only unqualified opinions meet the criteria of Rules 2-02 and 4-01 of Regulation S-X. Please revise your disclosure to indicate that you will account for organizational costs as required by SOP 98-5, which requires that such costs are expensed as incurred; and that you will account for offering costs in accordance with SAB Topic 5A, which requires that specific incremental costs directly attributable to an offering of securities to be charged against the gross proceeds of the offering and that indirect costs be expensed as incurred.

Item 1A: Risk Factors, page 28

6.	We note your disclosure on page 43 in the final paragraph under the general heading of "Risk Factors." It is not clear from the disclosure that you have disclosed all known material risks regarding the proprietary trading strategy. Please revise your disclosure as appropriate.

Risk Factors Specific to Exchanges, page 37

Members May Be Required to Redeem Before Full Realization of Profits, page 37

7.   Please disclose, in the final sentence under this risk factor heading, the date upon which NAV will be determined for referenced redemptions.

*   *   *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact William Demarest at 202-551-3432 or Linda van Doorn, Senior Assistant Chief Accountant at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor at 202-551-3412 or the undersigned at 202-551-3852 with any other questions.

      Sincerely,

      Michael McTiernan
      Special Counsel

cc: David R. Sawyier, Esq. (*via facsimile*)
      Sidley Austin Brown & Wood LLP